CANNEX CAPITAL HOLDINGS INC.

CUSIP No.: 13768l108
ISIN No.: CA13768l1084

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company’s securities with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company’s annual and interim financial statements and the corresponding management discussion and analysis (“MD&A”).

If you wish to receive printed paper copies of these materials Cannex Capital Holdings Inc. (the “Company”), please complete this form and return it to:

CANNEX CAPITAL HOLDINGS INC.

1241 Alberni Street, Vancouver, British Columbia, V6E 4R4
Attention: Anthony Dutton, Chief Executive Officer

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form. Copies of the Company’s previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and the public on the SEDAR website at www.sedar.com and on the Company’s web site at www.tres-or.com.

Complete the following:

[ ]	Please send me only the quarterly interim financial statements and corresponding interim MD&A to those statements for 2019 fiscal year.

[ ]	Please send me only the audited annual financial statements and corresponding MD&A to those statements for the year ending April 30, 2019, when available.

[ ]

Please send me all of the interim financial statements for all 2019 fiscal year financial quarters and corresponding interim MD&A, and the audited annual financial statements and corresponding MD&A to those statements for the year ending April 30, 2019, when they each become available.

I confirm that I am a shareholder of the Company.

DATED: ___________________________, 2018
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By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

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